UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 23, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DISH Network Corporation
DISH DBS Corporation

File No. 000-26176
File No. 333-31929
CF#34590

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DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from a contract filed as Exhibit 10.62 to DISH Network Corporation's Form 10-K filed on February 20, 2013 and Exhibit 10.56 to DISH DBS Corporation's Form 10-K filed on March 6, 2013.

Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.62 and 10.56   through January 7, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary